UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Endocyte, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29269A102
(CUSIP Number)

September 29, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☒                          Rule 13d-1(c)

☐                          Rule 13d-1(d)

CUSIP No. 29269A102
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cambridge Isotope Laboratories, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,722,000
	7.	SOLE DISPOSITIVE POWER 2,722,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,722,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12.		TYPE OF REPORTING PERSON CO

CUSIP No. 29269A102
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Dodwell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 300,000
	6.	SHARED VOTING POWER 2,722,000
	7.	SOLE DISPOSITIVE POWER 300,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.		TYPE OF REPORTING PERSON IN

CUSIP No. 29269A102

ITEM 1(a).	NAME OF ISSUER: Endocyte, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana 47906

ITEM 2(a).	NAME OF PERSON FILING: Cambridge Isotope Laboratories, Inc.

Peter Dodwell

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of each of Cambridge Isotope Laboratories, Inc. and Peter Dodwell is 3 Highwood Drive, Tewksbury, Massachusetts 01876.

ITEM 2(c)	CITIZENSHIP: The place of organization of Cambridge Isotope Laboratories, Inc. is the State of Delaware. Peter Dodwell is a U.S. citizen.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001par value

ITEM 2(e).          CUSIP NUMBER:

29269A102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

(a)	Amount Beneficially Owned:

Cambridge Isotope Laboratories, Inc. – 2,722,000
Peter Dodwell – 3,022,000

CUSIP No. 29269A102

(b)	Percent of Class:

Cambridge Isotope Laboratories, Inc. – 6.4%
Peter Dodwell – 7.1%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

Cambridge Isotope Laboratories, Inc. – 0
 Peter Dodwell – 300,000

(ii)	shared power to vote or to direct the vote:

Cambridge Isotope Laboratories, Inc. – 2,722,000
 Peter Dodwell – 2,722,000

(iii)	sole power to dispose or to direct the disposition of:

Cambridge Isotope Laboratories, Inc. – 2,722,000
 Peter Dodwell – 300,000

(iv)	shared power to dispose or to direct the disposition of:

Cambridge Isotope Laboratories, Inc. – 0
 Peter Dodwell – 0

The securities reported in this Schedule 13G were acquired by Cambridge Isotope Laboratories, Inc. (“CIL”) and ABX advanced biochemical compounds – Biomedizinische Forschungsreagenzien GmbH, a wholly owned subsidiary of CIL (“ABX”), as consideration for the licensing of certain technology to the Issuer pursuant to a Development and License Agreement, dated September 29, 2017 (the “License Agreement”), by and between the Issuer and ABX.  The Issuer issued to ABX 2,000,000 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), as well as warrants for the purchase of an aggregate of 4,000,000 shares of Common Stock (the “Warrants”).  ABX assigned a Warrant to purchase 722,000 shares of Common Stock to CIL and Warrants to purchase 3,278,000 shares of Common Stock to certain other parties on September 29, 2017. Those certain other parties exercised such Warrants to purchase 3,278,000 shares of the Common Stock.  Peter Dodwell, President and Chief Operating Officer of CIL, purchased 300,000 of such shares of Common Stock in his individual capacity.  Neither CIL nor ABX have any authority over such purchased shares and disclaim membership in any group with such parties.  CIL has sole dispositive power over the 2,000,000 shares of Common Stock held by ABX and the shares underlying the remaining Warrant, which is currently exercisable, to purchase 722,000 shares of Common Stock. CIL and Peter Dodwell, in his capacity as President of CIL, have shared voting power over the 2,000,000 shares of Common Stock held by ABX and would have shared voting power over the 722,000 shares of Common Stock issuable pursuant to the remaining Warrant in the event that CIL exercises such Warrant to purchase shares of Common Stock.

CUSIP No. 29269A102

CIL and Peter Dodwell believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended.  Peter Dodwell disclaims beneficial ownership of the 2,000,000 shares of Common Stock held by ABX and 222,000 of the shares of Common Stock issuable upon exercise of the Warrant held by CIL, as he only has the right to vote with respect to those shares in his capacity as President of CIL and does not expect to acquire any other rights to such shares. Mr. Dodwell has an option to acquire 500,000 of the shares of Common Stock underlying the Warrant held by CIL, subject to the payment to CIL of the exercise price for such shares at the time of acquisition. Such option is expected to vest at agreed upon intervals more than 60 days after the date hereof, but such vesting could be accelerated upon a change of control of CIL or the termination of Mr. Dodwell’s employment with CIL.

The aggregate percentage of shares reported owned by each person named herein is based upon 42,575,444 shares outstanding as of July 31, 2017, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017, which is the most recent report containing the total shares outstanding of the Issuer prior to the date of this filing.

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

CUSIP No. 29269A102

ITEM 10.
CERTIFICATIONS:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29269A102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2017

CAMBRIDGE ISOTOPE LABORATORIES, INC.

By:              /s/ Peter Dodwell
Name:  Peter Dodwell
Title:     President and Chief Operating Officer

/s/ Peter Dodwell
Peter Dodwell

CUSIP No. 29269A102

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement (“Agreement”)

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.001 per share, of Endocyte, Inc., and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of October, 2017.

CAMBRIDGE ISOTOPE LABORATORIES, INC.

By:              /s/ Peter Dodwell
Name:  Peter Dodwell
Title:     President and Chief Operating Officer

/s/ Peter Dodwell
Peter Dodwell